[LETTERHEAD OF TV AZTECA]

                  AZTECA AMERICA OPENS NETWORK SALES OFFICE IN
                                  NEW YORK CITY

         --Midtown Manhattan Sales Office to be Headed by Hispanic Sales
                           Veteran Phillip R. Woodie--


FOR IMMEDIATE RELEASE
---------------------


         Mexico City, October 24, 2002--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world announced today that Azteca America, the company's wholly-owned broadcasting network focused on the US Hispanic market, has opened its network sales office in New York City.

         Located in the heart of midtown Manhattan, the office will be led by Phillip R. Woodie, a veteran of Hispanic television sales, who was appointed Executive Vice President of Sales and Marketing. Azteca America will spearhead its network sales efforts from this office, as well as managing national spot sales for the majority of its affiliates.

         Mr. Woodie has ample experience in Hispanic marketing and sales. From 1996 to 2000, he served as Senior Vice President of National Sales for Univision Communications, Inc., where he was instrumental in rebuilding the company's sales force. Previously, Mr. Woodie worked for the ABC Television for twelve years in both local and national capacities.

         "Phillip is  unmatched in his ability to build  top-notch  sales teams.
We're excited to have his expertise with us at Azteca America," said Luis J. Echarte, Azteca America President and CEO. "Although we are a relatively new network, we're confident that Phillip will be key in taking us to the Big Leagues in coming years. We have a top quality product. Phillip's first task has been a nation-wide road show covering Los Angeles, New York, Chicago, Dallas, Houston, San Antonio, and San Francisco," added Mr. Echarte.

         Azteca America currently covers 35% of the US Hispanic market and plans to achieve more coverage in the upcoming months. The road show represents an opportunity for agencies and clients to learn about the potential of the network.



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         "We were very well received by clients as well as  agencies,"  said Mr.
Woodie. "All of them voiced interest in supporting an alternative in the market. Many are aware of the success of TV Azteca in Mexico, and are looking forward to the rollout of Azteca America as a network".

         Joining Mr. Woodie's team will be Court Stroud, as Senior Vice President of Sales and Marketing, and Gladys Ruiz-Abreu, as Marketing Director. Mr. Stroud was local sales manager for Latino Mix 105.9 FM, in New York, and previously, manager of Univision's New York spot sales office. Ms. Ruiz-Abreu was senior marketing research analyst for Univision Communications in New York.


Company Profile
---------------


         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

                                  Bruno Rangel
                         Director of Investor Relations
                             TV Azteca, S.A. de C.V.
                                 5255 3099 9167
                            jrangelk@tvazteca.com.mx


                                Media Relations:

       Daniel McCosh                         Carmen Lawrence or Anne Burkhimer
  Corporate Communications                            Weber Shandwick
   TV Azteca, S.A. de C.V.                            310-407-6570 or
  5255 3099 1313, ext. 1585                           310-407-6568
  dmccosh@tvazteca.com.mx                     clawrence@webershandwick.com,
                                              aburkhimer@webershandwick.com



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